April 25, 2019	TSX.V - GIGA

Giga raises $1,045,000 on exercise of warrants

Giga Metals Corp. (TSX.V – GIGA) (the “Company”) announced today that a total of 10,450,000 warrants outstanding since April 2016 have been exercised at a price of $0.10 per share for proceeds to the Company of $1,045,000. Certain insiders of the Company sold shares in private transactions at a price of $0.25 per share in order to raise funds to pay the warrant exercise price. Total shares issued and outstanding now total 53,774,015.

On behalf of the Board of Directors,

“Mark Jarvis”

     MARK JARVIS, President
GIGA METALS CORPORATION
Tel – 604 681 2300

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Suite 203 – 700 West Pender St., Vancouver, BC, Canada V6C 1G8
T: 604-681-2300 E: info@gigametals.com W: www.gigametals.com